UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: February 7, 2023

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Cellectis S.A.

This Report on Form 6-K shall be deemed to be incorporated by reference in the registration statement of Cellectis S.A. on Form F-3 (No. 333-265826) and Form S-8 (Nos. 333-267760, 333-204205, 333-214884, 333-222482, 333-227717, 333-258514 and 333-267760), to the extent not superseded by documents or reports subsequently filed.

Information contained in this Report

On February 2, 2023, Cellectis S.A. (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Jefferies LLC and Barclays Capital Inc., as representatives of the several underwriters named therein, relating to the offering of (i) 8,800,000 ordinary shares of the Company, nominal value €0.05 per share, to be delivered in the form of an aggregate of 8,800,000 American Depositary Shares (the “ADSs”), each ADS representing the right to receive one ordinary share of the Company, and (ii) at the option of the underwriters, up to an additional 1,320,000 ordinary shares of the Company to be delivered in the form of an aggregate of 1,320,000 ADSs, in each case at a public offering price of $2.50 per ADS (the “Offering”). The Offering is expected to close on February 7, 2023, subject to the satisfaction of customary closing conditions.

The Offering was made pursuant to a prospectus supplement dated February 2, 2023 to the base prospectus dated July 7, 2022, included in the Company’s shelf registration statement on Form F-3 (File No. 333-265826), which was filed on June 24, 2022 and became effective on July 7, 2022.

In the Underwriting Agreement, the Company makes customary representations, warranties and covenants and also agrees to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make because of such liabilities.

The foregoing description of the Underwriting Agreement does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K and incorporated by reference herein.

The legal opinion of Jones Day relating to the ordinary shares is filed as Exhibit 5.1 to this Report on Form 6-K and incorporated by reference herein and a consent relating to the incorporation of such opinion is filed as Exhibit 23.1 by reference to its inclusion within Exhibit 5.1 and incorporated by reference herein.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.

EXHIBITS

Exhibit	Description

1.1	Underwriting Agreement, dated as of February 2, 2023, by and between Cellectis S.A. and Jefferies LLC and Barclays Capital Inc., as representatives of the underwriters.

5.1	Opinion of Jones Day, French counsel to the registrant.

23.1	Consent of Jones Day (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS SA

Date: February 7, 2023	By:	/s/ André Choulika
André Choulika
Chief Executive Officer